[Concurrent Computer Corporation Letterhead]

March 10, 2010

VIA FACSIMILE AND EDGAR

Ms. Kathleen Collins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         Concurrent Computer Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed August 28, 2009
File no. 000-13150

Dear Ms. Collins:

This letter sets forth the responses of Concurrent Computer Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Form 10-K for the fiscal year ended June 30, 2009.  The Staff’s comments were provided to the Company in a letter dated February 26, 2010.

In connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended June 30, 2009

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition Policy, page 53

Concurrent Computer Corporation
March 10, 2010

Comment 1:
We note your statement that VSOE of fair value is determined based on the price charged when the same element is sold separately.  Please describe the process you use to evaluate the various factors that affect your VSOE for each element, such as customer type, purchase volume, duration of arrangement, etc.  Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value and tell us how you considered paragraph 10 of SOP 97-2 (ASC 985-605-25-6) in accounting for such arrangements.

Response 1:
As disclosed in our annual financial statements, our standard contractual arrangements with our customers generally include the delivery of a hardware and software system, professional services and ongoing software and hardware maintenance.  Upon delivery of the hardware and software system, we apply the residual method whereby the fair value of the undelivered elements is deferred based on vendor specific objective evidence (“VSOE”) of those elements, which are typically professional services and maintenance.   In consideration of Paragraph 10 of SOP 97-2 (ASC 985-605-25-6), we determine VSOE of fair value for professional services and maintenance by examining the population of selling prices for the same or similar services when sold separately and determining if the pricing population for each VSOE classification is within a very narrow range of the median selling price.  For each element, we evaluate at least annually whether or not we have maintained VSOE of fair value based on our review of the actual selling price of each element over the previous 12 month period.   In completing this evaluation, we have determined that 80% of the pricing population must fall within 15% of the median selling price to establish VSOE of fair value.  In the twelve months ended June 30, 2009, each stratum for which VSOE was established had separate sales that represented at least 8% of the total sales of the element within each stratum, and at least 91% of those separate sales for each stratum fell within 15% of the median.

In evaluating whether separate sales prices for our professional services and maintenance are sufficiently concentrated to establish VSOE, we considered whether stratification of separate sales of these services was required in accordance with the guidance in ASC 985-605-25-6.  Our VSOE for professional services to provide installation, third party integration, training and other consultative services is stratified based upon skill level of the professional required to perform such services, and pricing is typically not impacted by duration of arrangement, purchase volume, geographic location or customer type, and does not vary from customer to customer.  We typically price maintenance as a percentage of the total product purchase price. We stratify our VSOE for maintenance renewal transactions based upon the product being supported and the level of support being offered.

Concurrent Computer Corporation
March 10, 2010

Based on the above considerations, we believe we can reasonably estimate fair value of the undelivered elements of our contractual arrangements with customers.

Comment 2:
We note that for those arrangements in which the maintenance period is greater than one year, you defer revenue based on the value for which you have sold services separately.  Please clarify whether the maintenance renewal contracts are for the same terms as those included in the initial contracts.  To the extent that the terms differ, tell us what rates you use to establish VSOE of fair value for the maintenance services and tell us how you considered the guidance in TPA 5100.52 (ASC 985-605-55-57 & 58) in accounting for these arrangements.

Response 2:
For certain arrangements, maintenance for a period of greater than one year is bundled with the initial sale of the software, or sale of a product that includes software essential to the product's functionality.  Typically these agreements include two years in the initial bundled maintenance period with subsequent one year stated renewal rates.  Pursuant to ASC 985-605-55-57 and 985-605-55-58 (previously TPA 5100.52), the VSOE of fair value for one year renewals is multiplied by the number of years of maintenance that is bundled with the initial sale to determine the amount of consideration to allocate to the multi-year maintenance bundled with the initial sale.  The one year stated renewal rate is considered substantive because the initial maintenance term (typically 2 years) is short compared to the life of the software and hardware; the expected aggregate maintenance renewal term is greater than the initial maintenance term and the renewal rate is the rate normally charged by the Company for similar products based upon the required service level.

Please feel free to call the undersigned at (678) 258-4000 with any questions concerning the Company’s responses to the Staff’s comments.

Sincerely,

/s/Dan Mondor
President and Chief Executive Officer
(Principal Executive Officer)

cc:           Ms. Melissa Kindelan – Securities and Exchange Commission
Mr. Emory O. Berry – Concurrent Computer Corporation
Mr. Kirk L. Somers – Concurrent Computer Corporation
Mr. Keith M. Townsend – King & Spalding LLP